January 28, 2008

Daniel Morris
Max A. Webb
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:          Writers’ Group Film Corp.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-147959
Filed on December 14, 2007

Dear Messrs. Morris and Webb:

Thank you for your comments letter of January 7, 2008. Please find following our responses to your comments. We have also filed through the EDGAR system, for your eyes only, a redline version of Part II of the Form SB-2/A2, to aid in your re-review of our filing.

1. Our attorney agrees with the comment regarding assumptions related to fraud and has deleted the first sentence of the third-to-last paragraph on page 1 of the attorney opinion letter exhibit, as suggested.

2. Our attorney agrees with the comment regarding assumption of validity of financial data and has deleted the second sentence in the third-to-last paragraph on the first page of the attorney opinion letter exhibit, as suggested.

3. Our attorney agrees with the comment regarding the SB-2 prospectus having to contain all material information, without additional information from the issuer or management, and has revised paragraph numbered “4.” on page 2 of the attorney opinion letter exhibit accordingly, as suggested.

4. Our attorney agrees with the comment regarding his obligation to provide a valid opinion as of the date of effectiveness of the registration statement, and has therefore deleted the final sentence of the attorney opinion letter exhibit, as suggested.

We very much appreciate your time and help in making this a better registration statement. Please contact us at our contact information above with any questions, comments or requests.

Sincerely,

Tal L. Kapelner
President

www.writersgroupfilmcorp.com * info@writersgroupfilmcorp.com